Exhibit 99.6

James Hardie Industries plc
Condensed Consolidated Financial Statements
as of and for the Three and Six Months Ended 30 September 2022

James Hardie Industries plc
Index

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of James Hardie Industries plc
Results of Review of Interim Financial Statements
We have reviewed the accompanying condensed consolidated balance sheet of James Hardie Industries plc (“the Company”) as of 30 September 2022, the related condensed consolidated statements of operations and comprehensive income for the three and six-month periods ended 30 September 2022 and 2021, the condensed consolidated statements of cash flows for the six-month periods ended 30 September 2022 and 2021, the condensed consolidated statements of changes in shareholders' equity for the three and six-month periods ended 30 September 2022 and 2021, and the related notes (collectively referred to as the “condensed consolidated interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements for them to be in conformity with U.S. generally accepted accounting principles.
We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of 31 March 2022, the related consolidated statements of operations and comprehensive income, cash flows and changes in shareholders' equity for the year then ended, and the related notes (not presented herein); and in our report dated 17 May 2022, we expressed an unqualified audit opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of 31 March 2022, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.
Basis for Review Results
These financial statements are the responsibility of the Company's management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
/s/ Ernst & Young LLP
Irvine, California
8 November 2022

James Hardie Industries plc
Condensed Consolidated Balance Sheets

(Millions of US dollars)	(Unaudited) 30 September 2022	31 March 2022
Assets
Current assets:
Cash and cash equivalents	$90.7	$125.0
Restricted cash and cash equivalents	5.0	5.0
Restricted cash and cash equivalents - Asbestos	30.9	141.9
Restricted short-term investments - Asbestos	97.2	119.7
Accounts and other receivables, net	343.4	398.4
Inventories	320.2	279.7
Prepaid expenses and other current assets	71.6	43.2
Insurance receivable - Asbestos	6.9	7.9
Workers’ compensation - Asbestos	2.8	3.2
Total current assets	968.7	1,124.0
Property, plant and equipment, net	1,620.0	1,457.0
Operating lease right-of-use-assets	61.0	57.8
Finance lease right-of-use-assets	2.5	2.3
Goodwill	175.2	199.5
Intangible assets, net	142.1	162.8
Restricted long-term investments - Asbestos	73.9	—
Insurance receivable - Asbestos	30.0	37.8
Workers’ compensation - Asbestos	16.1	18.6
Deferred income taxes	765.7	819.2
Deferred income taxes - Asbestos	292.4	360.1
Other assets	4.9	4.1
Total assets	$4,152.5	$4,243.2
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$419.8	$458.0
Accrued payroll and employee benefits	96.4	116.6
Operating lease liabilities	13.7	12.5
Finance lease liabilities	1.0	1.1
Accrued product warranties	5.6	6.7
Income taxes payable	4.1	9.5
Asbestos liability	115.2	132.9
Workers’ compensation - Asbestos	2.8	3.2
Other liabilities	28.5	29.4
Total current liabilities	687.1	769.9
Long-term debt	933.8	877.3
Deferred income taxes	84.2	86.9
Operating lease liabilities	62.6	63.1
Finance lease liabilities	1.6	1.5
Accrued product warranties	30.6	31.0
Income taxes payable	2.3	2.3
Asbestos liability	821.8	1,010.8
Workers’ compensation - Asbestos	16.1	18.6
Other liabilities	46.1	48.9
Total liabilities	2,686.2	2,910.3
Commitments and contingencies (Note 8)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 445,654,922 shares issued and outstanding at 30 September 2022 and 445,348,933 shares issued and outstanding at 31 March 2022	232.3	232.1
Additional paid-in capital	231.7	230.4
Retained earnings	1,089.3	892.4
Accumulated other comprehensive loss	(87.0)	(22.0)
Total shareholders’ equity	1,466.3	1,332.9
Total liabilities and shareholders’ equity	$4,152.5	$4,243.2

The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Operations and Comprehensive Income (Unaudited)

	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of US dollars, except per share data)	2022	2021	2022	2021
Net sales	$997.6	$903.2	$1,998.5	$1,746.5
Cost of goods sold	644.3	574.3	1,306.1	1,109.8
Gross profit	353.3	328.9	692.4	636.7
Selling, general and administrative expenses	124.6	114.2	246.2	233.3
Research and development expenses	10.6	9.3	20.0	17.8
Asbestos adjustments (gain) loss	(8.5)	(9.6)	(21.7)	(12.4)
Operating income	226.6	215.0	447.9	398.0
Interest, net	8.2	10.1	17.0	20.2
Other (income) expense	(12.5)	(0.1)	(12.3)	0.1
Income before income taxes	230.9	205.0	443.2	377.7
Income tax expense	63.5	54.9	112.7	106.2
Net income	$167.4	$150.1	$330.5	$271.5
Income per share:
Basic	$0.38	$0.34	$0.74	$0.61
Diluted	$0.38	$0.34	$0.74	$0.61
Weighted average common shares outstanding (Millions):
Basic	445.5	444.7	445.5	444.5
Diluted	446.1	446.0	446.1	445.9
Comprehensive income, net of tax:
Net income	$167.4	$150.1	$330.5	$271.5
Currency translation adjustments	(30.3)	(18.2)	(65.0)	(18.6)
Comprehensive income	$137.1	$131.9	$265.5	$252.9

The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Six Months Ended 30 September
(Millions of US dollars)	2022	2021
Cash Flows From Operating Activities
Net income	$330.5	$271.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	83.1	78.3
Lease expense	12.2	10.2
Deferred income taxes	48.3	50.3
Stock-based compensation	5.5	10.7
Asbestos adjustments (gain) loss	(21.7)	(12.4)
Excess tax benefits from share-based awards	(0.6)	(1.3)
Gain on sale of land	(12.7)	—
Other, net	6.1	9.4
Changes in operating assets and liabilities:
Accounts and other receivables	31.4	(5.1)
Inventories	(55.1)	(23.2)
Lease assets and liabilities, net	(12.4)	(9.8)
Prepaid expenses and other assets	(31.5)	2.1
Insurance receivable - Asbestos	2.9	5.3
Accounts payable and accrued liabilities	(23.2)	33.2
Claims and handling costs paid - Asbestos	(57.9)	(57.1)
Income taxes payable	(4.3)	(4.5)
Other accrued liabilities	(36.0)	(0.1)
Net cash provided by operating activities	$264.6	$357.5
Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(310.1)	$(108.1)
Proceeds from sale of property, plant and equipment	14.1	—
Capitalized interest	(2.4)	(0.7)
Purchase of restricted investments - Asbestos	(76.4)	26.1
Net cash used in investing activities	$(374.8)	$(82.7)
Cash Flows From Financing Activities
Proceeds from credit facilities	$230.0	$250.0
Repayments of credit facilities	(120.0)	(250.0)
Proceeds from issuance of shares	0.1	0.1
Repayment of finance lease obligations and borrowings	(0.6)	(0.5)
Dividends paid	(129.6)	(309.9)
Taxes paid related to net share settlement of equity awards	(4.1)	(2.8)
Net cash used in financing activities	$(24.2)	$(313.1)
Effects of exchange rate changes on cash and cash equivalents, restricted cash and restricted cash - Asbestos	$(10.9)	$(8.6)
Net decrease in cash and cash equivalents, restricted cash and restricted cash - Asbestos	(145.3)	(46.9)
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at beginning of period	271.9	318.4
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at end of period	$126.6	$271.5
Non-Cash Investing and Financing Activities
Capital expenditures incurred but not yet paid	$37.1	$20.2
Supplemental Disclosure of Cash Flow Activities
Cash paid to AICF	$27.4	$62.1

The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Changes in Shareholders' Equity
(Unaudited)

	Three Months Ended 30 September 2022
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balances as of 30 June 2022	$232.2	$230.9	$921.9	$(56.7)	$1,328.3
Net income	—	—	167.4	—	167.4
Other comprehensive loss	—	—	—	(30.3)	(30.3)
Stock-based compensation	0.1	0.7	—	—	0.8
Issuance of ordinary shares	—	0.1	—	—	0.1
Balances as of 30 September 2022	$232.3	$231.7	$1,089.3	$(87.0)	$1,466.3

	Six Months Ended 30 September 2022
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balances as of 31 March 2022	$232.1	$230.4	$892.4	$(22.0)	$1,332.9
Net income	—	—	330.5	—	330.5
Other comprehensive loss	—	—	—	(65.0)	(65.0)
Stock-based compensation	0.2	1.2	—	—	1.4
Issuance of ordinary shares	—	0.1	—	—	0.1
Dividends declared	—	—	(133.6)	—	(133.6)
Balances as of 30 September 2022	$232.3	$231.7	$1,089.3	$(87.0)	$1,466.3

	Three Months Ended 30 September 2021
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balances as of 30 June 2021	$231.5	$229.4	$732.8	$(7.0)	$1,186.7
Net income	—	—	150.1	—	150.1
Other comprehensive loss	—	—	—	(18.2)	(18.2)
Stock-based compensation	0.5	2.6	—	—	3.1
Balances as of 30 September 2021	$232.0	$232.0	$882.9	$(25.2)	$1,321.7

	Six Months Ended 30 September 2021
(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balances as of 31 March 2021	$231.4	$224.6	$611.4	$(6.6)	$1,060.8
Net income	—	—	271.5	—	271.5
Other comprehensive loss	—	—	—	(18.6)	(18.6)
Stock-based compensation	0.6	7.3	—	—	7.9
Issuance of ordinary shares	—	0.1	—	—	0.1
Balances as of 30 September 2021	$232.0	$232.0	$882.9	$(25.2)	$1,321.7

The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements

1.  Organization and Significant Accounting Policies
Nature of Operations
James Hardie Industries plc ("JHI plc") manufactures and sells fiber cement, fiber gypsum and cement-bonded building products for interior and exterior building construction applications, primarily in the United States, Australia, Europe, New Zealand and the Philippines.
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles ("GAAP") for interim financial information. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. Interim financial results are not necessarily indicative of results anticipated for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto, included in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 March 2022 from which the prior year balance sheet information herein was derived. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expense, and related disclosures. Actual results could differ from those estimates.
The condensed consolidated financial statements represent the financial position, results of operations and cash flows of JHI plc and its wholly-owned subsidiaries and variable interest entity (“VIE”). Unless the context indicates otherwise, JHI plc and its direct and indirect wholly-owned subsidiaries and VIE (as of the time relevant to the applicable reference) are collectively referred to as “James Hardie”, the “James Hardie Group” or the “Company”. All intercompany balances and transactions have been eliminated in consolidation. In management’s opinion, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation of the results for the interim periods presented.
The Company has recorded on its condensed consolidated balance sheets certain foreign assets and liabilities, including asbestos related assets and liabilities under the terms of the Amended and Restated Final Funding Agreement (“AFFA”), that are denominated in foreign currencies and subject to translation (foreign entities) or remeasurement (Asbestos Injuries Compensation Fund (“AICF”) entity and Euro denominated debt) into US dollars at each reporting date. Unless otherwise noted, the Company converts foreign currency denominated assets and liabilities into US dollars at the current spot rate at the end of the reporting period; while revenues and expenses are converted using an average exchange rate for the period. The Company records gains and losses on its Euro denominated debt which are economically offset by foreign exchange gains and losses on loans between subsidiaries, resulting in a net immaterial translation gain or loss which is recorded in the Selling, general and administrative expenses in the condensed consolidated statements of operations and comprehensive income.
Summary of Significant Accounting Policies
During the first quarter of fiscal year 2023, the Company reclassified its Restricted Short-Term Investments - Asbestos from available for sale to held to maturity ("HTM") due to AICF's ability and intent to hold these securities to maturity. At the time of the reclassification, the fair value of the investments were carried at fair value. Subsequently, these investments are carried at amortized cost.
Other than noted above, there were no changes to our significant accounting policies as described in our Annual Report on Form 20-F for the fiscal year ended 31 March 2022.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Earnings Per Share
Basic earnings per share ("EPS") is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as restricted stock units, had been issued.
Basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of shares)	2022	2021	2022	2021
Basic common shares outstanding	445.5	444.7	445.5	444.5
Dilutive effect of stock awards	0.6	1.3	0.6	1.4
Diluted common shares outstanding	446.1	446.0	446.1	445.9
There were no potential common shares which would be considered anti-dilutive for the three and six months ended 30 September 2022 and 2021.
Potential common shares of 0.3 million for both the three and six months ended 30 September 2022 and 0.5 million for both the three and six months ended 30 September 2021, have been excluded from the calculation of diluted common shares outstanding as they are considered contingent shares which are not expected to vest.
2. Revenues
The following represents the Company's disaggregated revenues:

	Three Months Ended 30 September 2022
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$750.6	$144.3	$17.0	$911.9
Fiber gypsum revenues	—	—	85.7	85.7
Total revenues	$750.6	$144.3	$102.7	$997.6

	Three Months Ended 30 September 2021
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$635.3	$144.4	$21.2	$800.9
Fiber gypsum revenues	—	—	102.3	102.3
Total revenues	$635.3	$144.4	$123.5	$903.2

	Six Months Ended 30 September 2022
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$1,490.7	$287.1	$35.6	$1,813.4
Fiber gypsum revenues	—	—	185.1	185.1
Total revenues	$1,490.7	$287.1	$220.7	$1,998.5

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

	Six Months Ended 30 September 2021
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Consolidated
Fiber cement revenues	$1,212.4	$286.2	$41.9	$1,540.5
Fiber gypsum revenues	—	—	206.0	206.0
Total revenues	$1,212.4	$286.2	$247.9	$1,746.5
The process by which the Company recognizes revenues is similar across each of the Company's reportable segments. Fiber cement and fiber gypsum revenues are primarily generated from the sale of siding and various boards used in external and internal applications, as well as accessories. Fiber gypsum revenues also includes the sale of cement-bonded boards in the Europe Building Products segment.
3.  Cash and Cash Equivalents, Restricted Cash and Restricted Cash - Asbestos
The following table provides a reconciliation of Cash and cash equivalents, Restricted cash and Restricted cash - Asbestos reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	30 September	31 March
(Millions of US dollars)	2022	2022
Cash and cash equivalents	$90.7	$125.0
Restricted cash	5.0	5.0
Restricted cash - Asbestos	30.9	141.9
Total cash and cash equivalents, restricted cash and restricted cash - Asbestos	$126.6	$271.9
Restricted cash relates to an insurance policy which restricts the cash from general corporate purposes.
Restricted cash - Asbestos is restricted to the settlement of asbestos claims and for the payment of the operating costs of AICF.

4.  Inventories
Inventories consist of the following components:

	30 September	31 March
(Millions of US dollars)	2022	2022
Finished goods	$219.6	$187.3
Work-in-process	20.6	16.2
Raw materials and supplies	88.5	82.1
Provision for obsolete finished goods and raw materials	(8.5)	(5.9)
Total inventories	$320.2	$279.7

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

5.  Long-Term Debt

	30 September	31 March
(Millions of US dollars)	2022	2022
Senior unsecured notes:
Principal amount 3.625% notes due 2026 (€400.0 million)	$392.0	$446.4
Principal amount 5.000% notes due 2028	400.0	400.0
Total	792.0	846.4

Unsecured revolving credit facility	150.0	40.0

Unamortized debt issuance costs:	(8.2)	(9.1)
Total Long-term debt	$933.8	$877.3

Weighted average interest rate of Long-term debt	4.3%	4.2%
Weighted average term of available Long-term debt	4.5 years	5.0 years

Fair value of Senior unsecured notes (Level 1)	$716.6	$845.1
As of 30 September 2022, the Company had a total borrowing base capacity under the revolving credit facility of US$600.0 million with outstanding borrowings of US$150.0 million, and US$7.0 million of issued but undrawn letters of credit and bank guarantees. These letters of credit and bank guarantees relate to various operational matters including insurance, performance bonds and other items, leaving the Company with US$443.0 million of available borrowing capacity under the revolving credit facility.
At 30 September 2022, the Company was in compliance with all of its covenants contained in the senior unsecured notes and the unsecured revolving credit facility agreement.
6.  Asbestos
In February 2007, the Company's shareholders approved the AFFA, an agreement pursuant to which the Company provides long-term funding to AICF.
Asbestos Adjustments (Gain) Loss
The Asbestos adjustments (gain) loss included in the condensed consolidated statements of operations and comprehensive income comprise the following:

	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of US dollars)	2022	2021	2022	2021
Effect of foreign exchange on Asbestos net liabilities	$(25.1)	$(22.2)	$(59.1)	$(27.9)
Loss on foreign currency forward contracts	14.8	13.7	35.2	16.6
Other	1.8	(1.1)	2.2	(1.1)
Asbestos adjustments (gain) loss	$(8.5)	$(9.6)	$(21.7)	$(12.4)

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Claims Data
The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Six Months
	Ended	For the Years Ended 31 March
	30 September 2022	2022	2021	2020	2019	2018
Number of open claims at beginning of period	365	360	393	332	336	352
Number of new claims
Direct claims	190	411	392	449	430	422
Cross claims	90	144	153	208	138	140
Number of closed claims	315	550	578	596	572	578
Number of open claims at end of period	330	365	360	393	332	336
Average settlement amount per settled claim	A$303,000	A$314,000	A$248,000	A$277,000	A$262,000	A$253,000
Average settlement amount per case closed [1]	A$272,000	A$282,000	A$225,000	A$245,000	A$234,000	A$217,000

Average settlement amount per settled claim	US$212,000	US$232,000	US$178,000	US$189,000	US$191,000	US$196,000
Average settlement amount per case closed [1]	US$190,000	US$208,000	US$162,000	US$167,000	US$171,000	US$168,000
[1] The average settlement amount per case closed includes nil settlements.
Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF, which is currently KPMG Actuarial. The Company’s disclosures with respect to claims statistics are subject to it obtaining such information, however, the AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the approved actuary. As such, the Company relies on the accuracy and completeness of the information provided by AICF to the approved actuary and the resulting information and analysis of the approved actuary when making disclosures with respect to claims statistics.
The following is a detailed rollforward of the Net Unfunded AFFA liability, net of tax, for the six months ended 30 September 2022:

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Restricted Cash and Investments	Other Assets and Liabilities	Net Unfunded AFFA Liability	Deferred Tax Assets	Income Tax Payable	Net Unfunded AFFA Liability, net of tax
Opening Balance - 31 March 2022	$(1,143.7)	$45.7	$261.6	$(1.1)	$(837.5)	$360.1	$43.9	$(433.5)
Asbestos claims paid[1]	57.4	—	(57.4)	—	—	—	—	—
Payment received in accordance with AFFA	—	—	27.4	—	27.4	—	—	27.4
AICF claims-handling costs incurred (paid)	0.5	—	(0.5)	—	—	—	—	—
AICF operating costs paid - non claims-handling	—	—	(0.7)	—	(0.7)	—	—	(0.7)
Insurance recoveries	—	(2.9)	2.9	—	—	—	—	—
Movement in income tax payable	—	—	—	—	—	(21.0)	(19.5)	(40.5)
Other movements	—	—	1.1	(0.6)	0.5	—	—	0.5
Effect of foreign exchange	148.8	(5.9)	(32.4)	0.3	110.8	(46.7)	(5.0)	59.1
Closing Balance - 30 September 2022	$(937.0)	$36.9	$202.0	$(1.4)	$(699.5)	$292.4	$19.4	$(387.7)

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

___________
1Claims paid of US$57.4 million reflects A$82.1 million converted at the average exchange rate for the period based on the assumption that these transactions occurred evenly throughout the period.
AICF Funding
During fiscal year 2023, the Company will contribute A$160.4 million to AICF in quarterly installments. The first two payments of A$39.7 million and A$39.9 million were made on 1 July 2022 and 4 October 2022, respectively.
For the six months ended 30 September 2022, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.
Restricted Investments
AICF invests its excess cash in time deposits, which are classified as HTM investments and the carrying value materially approximates the fair value for each investment. The following table represents the investments entered into as of 30 September 2022:

Date Invested	Maturity Date	Interest Rate	A$ Millions
August 2022	15 February 2023	3.35%	50.0
April 2022	5 April 2024	2.75%	54.0
January 2022	25 January 2024	1.41%	30.0
January 2022	25 January 2023	0.79%	100.0
October 2021	6 October 2023	0.60%	30.0
7.  Derivative Instruments
The Company uses derivatives for risk management purposes and does not engage in speculative activity. A risk management objective for the Company is to mitigate interest rate risk associated with the Company’s external credit facilities and foreign currency risk primarily with respect to forecasted transactions denominated in foreign currencies. The determination of whether the Company enters into a derivative transaction to achieve these risk management objectives depends on a number of factors, including an evaluation of the extent to which derivative instruments will achieve such risk management objectives of the Company.
Foreign Currency Forward Contracts
The Company’s foreign currency forward contracts are valued using models that maximize the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and are categorized as Level 2 within the fair value hierarchy.
The following table sets forth the total outstanding notional amount and the fair value of the Company’s foreign currency forward contracts:

			Fair Value as of
(Millions of US dollars)	Notional Amount		30 September 2022		31 March 2022
Derivatives not accounted for as hedges	30 September 2022	31 March 2022	Assets	Liabilities	Assets	Liabilities
Foreign currency forward contracts	$302.3	$251.0	$—	$23.0	$2.0	$1.9

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

The following table sets forth the gain and loss on the Company’s foreign currency forward contracts recorded in the Company's condensed consolidated statements of operations and comprehensive income as follows:

	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of US dollars)	2022	2021	2022	2021
Asbestos adjustments loss	$14.8	$13.7	$35.2	$16.6
Selling, general and administrative expenses (income)	(0.6)	—	4.0	(5.6)
Total loss	$14.2	$13.7	$39.2	$11.0
8.  Commitments and Contingencies
Legal Matters
The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.
Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos and New Zealand weathertightness claims as described in these condensed consolidated financial statements.
New Zealand Weathertightness Claims
Since fiscal year 2002, the Company’s New Zealand subsidiaries have been joined in a number of weathertightness claims in New Zealand that relate to residential buildings (single dwellings and apartment complexes) and a small number of non-residential buildings, primarily constructed from 1998 to 2004. The claims often involve multiple parties and allege that losses were incurred due to excessive moisture penetration of the buildings’ structures. The claims typically include allegations of poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

Historically, the Company’s New Zealand subsidiaries have been joined to these claims as one of several co-defendants, including local government entities responsible for enforcing building codes and practices, resulting in the Company’s New Zealand subsidiaries becoming liable for only a portion of each claim. In addition, the Company’s New Zealand subsidiaries have had access to third-party recoveries to defray a portion of the costs incurred in resolving such claims.
Currently pending are two claims filed on behalf of multiple plaintiffs in 2015 against the Company and/or its subsidiaries as the sole defendants, each of which alleges that the New Zealand subsidiaries’ products were inherently defective. The Company believes it has substantial factual and legal defenses to these claims and is defending the claims vigorously.
Cridge, et al. (Case Nos. CIV-2015-485-594 and CIV-2015-485-773), In the High Court of New Zealand, Wellington Registry (hereinafter the “Cridge litigation”). From August to December 2020, the trial of phase one of the Cridge litigation was held in Wellington, New Zealand solely to determine whether the Company’s New Zealand subsidiaries had a duty to the plaintiffs and breached that duty. In August 2021, the Wellington High Court issued its decision finding in favor of the Company on all claims (the “Cridge Decision”). In September 2021, plaintiffs filed a notice of appeal of the trial court’s decision, and

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

subsequently the appellate court held a hearing in August 2022. The Company anticipates the appellate court to issue its decision no sooner than December 2022. As of 30 September 2022, the Company has not recorded a reserve related to the Cridge litigation as the chance of loss remains not probable following the Cridge Decision.
Waitakere, et al. (Case No. CIV-2015-404-3080), In the High Court of New Zealand, Auckland Registry (hereinafter the “Waitakere litigation”). The trial in the Waitakere litigation is currently not scheduled to begin until May 2023 in Auckland, New Zealand. As of 30 September 2022, the Company has not recorded a reserve related to the Waitakere litigation as the chance of loss is not probable and the amount of loss, if any, cannot be reasonably estimated.
The resolution of one or more of the litigation matters by way of a court decision or settlement has the potential to impact the accounting treatment regarding the probability of a potential loss and the Company’s ability to reasonably estimate a reserve with regards to the other litigation matters discussed above. Furthermore, an adverse judgement in one or more of these litigation matters could have a material adverse impact on our consolidated financial position, results of operations or cash flows.
Environmental
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air, soil and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.
9.  Income Taxes
Income taxes payable represents taxes currently payable which are computed at statutory income tax rates applicable to taxable income derived in each jurisdiction in which the Company conducts business. During the six months ended 30 September 2022, the Company paid taxes, net of refunds, of US$65.5 million.
Income tax expense differs from the statutory rate primarily due to the Company’s mix of pre-tax income by jurisdiction, foreign taxes on domestic income and foreign exchange on asbestos.
Deferred income taxes include net operating loss carry-forwards. At 30 September 2022, the Company had tax loss carry-forwards in Australia, New Zealand, Europe and the US of approximately US$62.4 million that are available to offset future taxable income in the respective jurisdiction. The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.
The Australian tax loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. James Hardie 117 Pty Limited, the performing subsidiary under the AFFA, is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. At 30 September 2022, the Company recognized a tax deduction of US$70.1 million (A$100.3 million) for the current year relating to total contributions to AICF of US$722.5 million (A$1,002.8 million) incurred in tax years 2019 through 2023.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

10.  Stock-Based Compensation
Total stock-based compensation expense consists of the following:

	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of US dollars)	2022	2021	2022	2021
Liability Awards	$1.2	$2.9	$(0.5)	$8.5
Equity Awards	4.1	5.9	5.5	10.7
Total stock-based compensation expense	$5.3	$8.8	$5.0	$19.2
As of 30 September 2022, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$21.0 million and will be recognized over an estimated weighted average amortization period of 1.9 years.
11.  Segment Information
The Company reports its operating segment information in the format that the operating segment information is available to and evaluated by the Chief Operating Decision Maker. The North America Fiber Cement segment manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States and Canada. The Asia Pacific Fiber Cement segment includes all fiber cement products manufactured in Australia and the Philippines, and sold in Australia, New Zealand, Asia, the Middle East and various Pacific Islands. The Europe Building Products segment includes fiber gypsum and cement-bonded boards manufactured in Europe and fiber cement product manufactured in the United States that is sold in Europe. The Research and Development segment represents the cost incurred by the research and development centers. General Corporate primarily consist of Asbestos adjustments (gain) loss, officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense on the Company’s corporate offices. The Company does not report net interest expense for each segment as the segments are not held directly accountable for interest expense.
Operating Segments
The following is the Company’s operating segment information:

	Net Sales
	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of US dollars)	2022	2021	2022	2021
North America Fiber Cement	$750.6	$635.3	$1,490.7	$1,212.4
Asia Pacific Fiber Cement	144.3	144.4	287.1	286.2
Europe Building Products	102.7	123.5	220.7	247.9
Worldwide total	$997.6	$903.2	$1,998.5	$1,746.5

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

	Operating Income
	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of US dollars)	2022	2021	2022	2021
North America Fiber Cement	$212.8	$182.5	$404.6	$351.8
Asia Pacific Fiber Cement	38.3	44.5	74.9	83.3
Europe Building Products	4.5	16.7	16.6	33.0
Research and Development	(9.1)	(8.3)	(17.5)	(16.7)
Segments total	246.5	235.4	478.6	451.4
General Corporate	(19.9)	(20.4)	(30.7)	(53.4)
Total operating income	$226.6	$215.0	$447.9	$398.0
Research and development expenditures are expensed as incurred and are summarized by segment in the following table. For the three and six months ended 30 September 2022, Research and development segment operating income also includes Selling, general and administrative expenses of US$0.6 million and US$1.2 million, respectively. For the three and six months ended 30 September 2021, Research and development segment operating income also includes Selling, general and administrative expenses of US$0.9 million and US$2.5 million, respectively.

	Research and Development Expenses
	Three Months Ended 30 September		Six Months Ended 30 September
(Millions of US dollars)	2022	2021	2022	2021
North America Fiber Cement	$1.3	$1.4	$2.2	$2.5
Asia Pacific Fiber Cement	0.3	0.3	0.7	0.7
Europe Building Products	0.5	0.2	0.8	0.4
Research and Development	8.5	7.4	16.3	14.2
Worldwide total	$10.6	$9.3	$20.0	$17.8

12.  Accumulated Other Comprehensive Loss
Accumulated other comprehensive loss is comprised of the following at 30 September 2022:

(Millions of US dollars)	Cash Flow Hedges	Pension Actuarial Loss	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2022	$0.2	$(0.3)	$(21.9)	$(22.0)
Other comprehensive loss	—	—	(65.0)	(65.0)
Balance at 30 September 2022	$0.2	$(0.3)	$(86.9)	$(87.0)
13. Subsequent Event
In November 2022, our board of directors approved and authorized a share buyback plan, for an aggregate amount up to US$200 million through 31 October 2023.